

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2009

<u>**Via U.S. Mail and Fax (423) 663-9461**</u>
Mr. Lyle H. Cooper
Chief Financial Officer
Miller Petroleum, Inc.
3651 Baker Highway
Huntsville, TN 37756

   Re: **Miller Petroleum, Inc.**
      Form 10-KSB for the Fiscal Year Ended April 30, 2008
      Filed August 13, 2008

      File No. 033-02249-FW

Dear Mr. Cooper:

   We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

          Sincerely,

          /s/ Brad Skinner for

          Chris White
          Branch Chief